Registration No. 333-194400
                                               1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 4741

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                             Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on April 8, 2014 at 2:00 p.m. pursuant to Rule 487.


             Municipal Income and Dividend Growers Portfolio Series

                                    FT 4741


FT 4741 is a series of a unit investment trust, the FT Series. FT 4741 consists of a single portfolio known as Municipal Income and Dividend Growers Portfolio Series (the "Trust"). The Trust invests in a diversified portfolio of common stocks of dividend growth companies ("Common Stocks"), common stocks of closed-end investment companies ("Closed-End Funds") and common stocks issued by exchange-traded funds ("ETFs"). The Closed-End Funds and ETFs invest in either municipal bonds or dividend-paying common stocks. Collectively, the Common Stocks, Closed-End Funds and ETFs are referred to as the "Securities." Certain of the Closed-End Funds and ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risks of investing in high-yield securities or "junk" bonds. An investment can be made in the underlying Closed-End Funds and ETFs directly rather than through the Trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the Trust. The Trust seeks current monthly income and capital appreciation.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                 1-800-621-1675


                  The date of this prospectus is April 8, 2014

                               Table of Contents

Summary of Essential Information                               3
Fee Table                                                      4
Report of Independent Registered Public Accounting Firm        5
Statement of Net Assets                                        6
Schedule of Investments                                        7
The FT Series                                                  9
Portfolio                                                      9
Risk Factors                                                  11
Common Stocks Descriptions                                    15
Public Offering                                               16
Distribution of Units                                         19
The Sponsor's Profits                                         21
The Secondary Market                                          21
How We Purchase Units                                         21
Expenses and Charges                                          21
Tax Status                                                    22
Retirement Plans                                              25
Rights of Unit Holders                                        25
Income and Capital Distributions                              26
Redeeming Your Units                                          26
Removing Securities from the Trust                            28
Amending or Terminating the Indenture                         28
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                    29
Other Information                                             30

                  Summary of Essential Information (Unaudited)

             Municipal Income and Dividend Growers Portfolio Series
                                    FT 4741


    At the Opening of Business on the Initial Date of Deposit-April 8, 2014


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                        16,209
Fractional Undivided Interest in the Trust per Unit (1)                                          1/16,209
Public Offering Price:
Public Offering Price per Unit (2)                                                             $   10.000
         Less Initial Sales Charge per Unit (3)                                                     (.100)
                                                                                               __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                      9.900
         Less Deferred Sales Charge per Unit (3)                                                    (.245)
                                                                                               __________
Redemption Price per Unit (5)                                                                       9.655
        Less Creation and Development Fee per Unit (3) (5)                                          (.050)
        Less Organization Costs per Unit (5)                                                        (.031)
                                                                                               __________
Net Asset Value per Unit                                                                       $    9.574
                                                                                               ==========
Cash CUSIP Number                                                                              30283N 252
Reinvestment CUSIP Number                                                                      30283N 260
Fee Account Cash CUSIP Number                                                                  30283N 278
Fee Account Reinvestment CUSIP Number                                                          30283N 286
FTPS CUSIP Number                                                                              30283N 294
Pricing Line Product Code                                                                          090280
Ticker Symbol                                                                                      FACHVX



First Settlement Date                                         April 11, 2014
Mandatory Termination Date (6)                                April 11, 2016
Income Distribution Record Date                               Tenth day of each month, commencing May 10, 2014.
Income Distribution Date (7)                                  Twenty-fifth day of each month, commencing May 25, 2014.

______________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."


                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                             1.00%(a)      $.100
   Deferred sales charge                                                                            2.45%(b)      $.245
   Creation and development fee                                                                     0.50%(c)      $.050
                                                                                                    ______        ______
   Maximum sales charge (including creation and development fee)                                    3.95%         $.395
                                                                                                    ======        ======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .310%(d)      $.0310
                                                                                                    ======        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                  .081%         $.0080
   Trustee's fee and other operating expenses                                                       .139%(f)      $.0138
   Acquired Fund fees and expenses                                                                  .528%(g)      $.0523
                                                                                                    ______        ______
       Total                                                                                        .748%         $.0741
                                                                                                    ======        ======

                                    Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                        1 Year       2 Years
                        ______       _______
                        $501         $576

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 18, 2014.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Closed-End Fund and ETF expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the Closed-End Funds and ETFs in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Closed-End Fund and ETF expenses disclosed in a fund's most recent Securities and Exchange Commission filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Closed-End Fund and ETF shares were held directly.


                             Report of Independent
                       Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 4741

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 4741, comprising Municipal Income and Dividend Growers Portfolio Series (the "Trust"), as of the opening of business on April 8, 2014 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on April 8, 2014, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 4741, comprising Municipal Income and Dividend Growers Portfolio Series, as of the opening of business on April 8, 2014 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
April 8, 2014

                            Statement of Net Assets

             Municipal Income and Dividend Growers Portfolio Series
                                    FT 4741


    At the Opening of Business on the Initial Date of Deposit-April 8, 2014



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                  $160,472
Less liability for reimbursement to Sponsor for organization costs (3)                                  (502)
Less liability for deferred sales charge (4)                                                          (3,971)
Less liability for creation and development fee (5)                                                     (810)
                                                                                                    ________
Net assets                                                                                          $155,189
                                                                                                    ========
Units outstanding                                                                                     16,209
Net asset value per Unit (6)                                                                        $  9.574
                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                               $162,094
Less maximum sales charge (7)                                                                         (6,403)
Less estimated reimbursement to Sponsor for organization costs (3)                                      (502)
                                                                                                    ________
Net assets                                                                                          $155,189
                                                                                                    ========

_____________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of Common Stocks, Closed-End Funds and ETFs. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of April 11, 2016.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0310 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on July 18, 2014 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 19, 2014. If Unit holders redeem Units before September 19, 2014, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                            Schedule of Investments

             Municipal Income and Dividend Growers Portfolio Series
                                    FT 4741


                       At the Opening of Business on the
                     Initial Date of Deposit-April 8, 2014



                                                                             Percentage                 Market     Cost of
Ticker Symbol and                                                            of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1) (3)                                         Offering Price  of Shares  Share      the Trust (2)
_____________________________________                                        _________       _________  _________  ___________
COMMON STOCKS (24.97%):
Consumer Discretionary (4.01%):
GPC      Genuine Parts Company                                                 1.00%           19       $  84.68   $  1,609
MAT      Mattel, Inc.                                                          1.00%           42          38.26      1,607
MCD      McDonald's Corporation                                                1.03%           17          97.01      1,649
TGT      Target Corporation                                                    0.98%           26          60.50      1,573
Consumer Staples (2.99%):
LO       Lorillard, Inc.                                                       1.00%           30          53.34      1,600
PEP      PepsiCo, Inc.                                                         0.99%           19          83.91      1,594
PG       The Procter & Gamble Company                                          1.00%           20          80.49      1,610
Energy (3.01%):
CVX      Chevron Corporation                                                   1.02%           14         117.34      1,643
COP      ConocoPhillips                                                        1.00%           23          69.48      1,598
OXY      Occidental Petroleum Corporation                                      0.99%           17          93.59      1,591
Financials (0.97%):
ACE      ACE Limited +                                                         0.97%           16          97.61      1,562
Health Care (1.97%):
BAX      Baxter International Inc.                                             0.99%           22          72.49      1,595
JNJ      Johnson & Johnson                                                     0.98%           16          97.89      1,566
Industrials (5.00%):
MMM      3M Company                                                            1.01%           12         134.40      1,613
ETN      Eaton Corporation Plc +                                               1.01%           22          73.39      1,615
EMR      Emerson Electric Co.                                                  0.99%           24          66.48      1,596
LMT      Lockheed Martin Corporation                                           0.98%           10         157.74      1,577
TAL      TAL International Group, Inc.                                         1.01%           37          43.60      1,613
Information Technology (5.03%):
CA       CA, Inc.                                                              1.01%           52          31.26      1,626
INTC     Intel Corporation                                                     0.99%           60          26.48      1,589
KLAC     KLA-Tencor Corporation                                                1.03%           24          68.81      1,651
MXIM     Maxim Integrated Products, Inc.                                       1.01%           50          32.51      1,625
MSFT     Microsoft Corporation                                                 0.99%           40          39.82      1,593
Materials (1.01%):
SWM      Schweitzer-Mauduit International, Inc.                                1.01%           40          40.50      1,620
Utilities (0.98%):
LNT      Alliant Energy Corporation                                            0.98%           28          56.04      1,569


                       Schedule of Investments (cont'd.)

             Municipal Income and Dividend Growers Portfolio Series
                                    FT 4741


                       At the Opening of Business on the
                     Initial Date of Deposit-April 8, 2014



                                                                             Percentage                 Market     Cost of
Ticker Symbol and                                                            of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)                                             Offering Price  of Shares  Share      the Trust (2)
_____________________________________                                        _________       _________  __________ ____________
CLOSED-END FUNDS (25.00%):
BYM      BlackRock Municipal Income Quality Trust                              2.50%          294       $  13.64   $  4,010
MYD      BlackRock MuniYield Fund, Inc.                                        2.50%          287          13.99      4,015
MQT      BlackRock MuniYield Quality Fund II, Inc.                             2.50%          321          12.52      4,019
DSM      Dreyfus Strategic Municipal Bond Fund, Inc.                           2.50%          507           7.92      4,015
VKI      Invesco Advantage Municipal Income Trust II                           2.50%          366          10.97      4,015
VCV      Invesco California Value Municipal Income Trust                       2.50%          341          11.77      4,014
VGM      Invesco Trust for Investment Grade Municipals                         2.50%          316          12.71      4,016
NEV      Nuveen Enhanced Municipal Value Fund                                  2.50%          287          14.00      4,018
NQM      Nuveen Investment Quality Municipal Fund, Inc.                        2.50%          281          14.27      4,010
NMZ      Nuveen Municipal High Income Opportunity Fund                         2.50%          312          12.86      4,012
EXCHANGE-TRADED FUNDS (50.03%):
CMF      iShares California AMT-Free Municipal Bond ETF                        3.11%           44         113.35      4,987
MUB      iShares National AMT-Free Municipal Bond ETF                          3.14%           47         107.15      5,036
NYF      iShares New York AMT-Free Municipal Bond ETF                          3.11%           46         108.30      4,982
DVY      iShares Select Dividend ETF                                           4.98%          110          72.64      7,990
HYD      Market Vectors High Yield Municipal Index ETF                         3.13%          170          29.52      5,018
ITM      Market Vectors Intermediate Municipal Index ETF                       3.12%          220          22.79      5,014
PFM      PowerShares Dividend Achievers Portfolio                              4.99%          401          19.98      8,012
PZA      PowerShares Insured National Municipal Bond Portfolio                 3.14%          208          24.19      5,032
PID      PowerShares International Dividend Achievers Portfolio                5.01%          444          18.11      8,041
TFI      SPDR Nuveen Barclays Municipal Bond ETF                               3.14%          216          23.29      5,031
HYMB     SPDR Nuveen S&P High Yield Municipal Bond ETF                         3.13%           92          54.51      5,015
SDY      SPDR S&P Dividend ETF                                                 5.01%          110          73.01      8,031
VIG      Vanguard Dividend Appreciation ETF                                    5.02%          108          74.58      8,055

                                                                             _______                               ________
               Total Investments                                             100.00%                               $160,472
                                                                             =======                               ========

___________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 7, 2014. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $160,619 and $147, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 1.98% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on the over-the-counter market or a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 4741, consists of a single portfolio known as Municipal Income and Dividend Growers Portfolio Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Common Stocks, Closed-End Funds and ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objectives.

The Trust seeks current monthly income and capital appreciation.

Investors who are looking for income while still retaining growth potential have limited alternatives. The Municipal Income and Dividend Growers Portfolio seeks to address this challenge by providing exposure to tax-exempt municipal bonds as well as companies with a history of dividend growth and the potential to increase their dividends over time. To gain this exposure, the portfolio will invest in a combination of common stocks, closed-end funds and exchange-traded funds. Because stocks and bonds may react differently to changes in the economy and interest rates, diversifying assets in this manner has the potential to reduce the overall volatility of the portfolio.

The Importance of Dividends.

Corporations are not obligated to share their earnings with stockholders so, in our opinion, dividends may be viewed as a sign of a company's profitability as well as management's assessment of the future. In fact, Ned Davis Research reports that dividend growers and initiators in the S&P 500 Index produced a total annual return of 10.1% between 1972 and 2013, compared with 9.3% for all dividend-paying stocks and 7.6% for the S&P 500 Index.

Additionally, dividends have historically been one of the few constants in the world of investing, contributing nearly half of the stock market's total returns historically. According to Ibbotson Associates, dividends have provided approximately 42% of the 10.08% average annual total return on the S&P 500 Index, from 1926 through 2013. The S&P 500 Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors. Past performance is no guarantee of future results.

Municipal Bond Basics

A municipal bond is a debt obligation of a state and/or local government entity which is used to help build America's infrastructure by raising money to finance public projects such as new hospitals, schools and improved roads. In return, investors in tax-exempt municipal bonds receive earnings which are free from federal income taxes and, in some cases, state and local income taxes. Because of their low correlation to many other fixed-income and equity assets, municipal bonds can also provide diversification benefits within an investor's portfolio. It is important to note that certain distributions paid by certain funds held in the portfolio may be subject to federal income taxes and may be subject to the alternative minimum tax.

Why Closed-End Funds?

Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

Because they are not subjected to cash inflows and outflows, which can dilute distributions over time, closed-end funds can generally provide a more stable income stream than other managed investment products.
However, stable income cannot be assured.

What is an ETF?

ETFs offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs combine the characteristics of a mutual fund with the convenience and trading flexibility of stocks. Below is a list of other ETF features.

- Diversification - ETFs hold a basket of securities which helps to mitigate single security risk. It is important to note that diversification does not guarantee a profit or protect against loss.

- Transparency - ETF holdings are available daily so investors know what they own.

- Tax Efficiency - The ETF structure allows for increased tax efficiency.

- Fully Invested - Unlike a traditional mutual fund, ETFs do not need to hold cash in order to satisfy investor redemptions which allows them to better adhere to their investment objective.

Exchange-Traded Funds. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

Closed-End Fund and ETF Selection.

The Closed-End Funds and ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund or ETF, the current dividend yield of the Closed-End Fund or ETF, the quality and character of the fixed-income securities or other assets held by the Closed-End Fund or ETF, and the expense ratio of the Closed-End Fund or ETF, while attempting to limit the overlap of the securities held by the Closed-End Funds and ETFs.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. Of course, as with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in Common Stocks, Closed-End Funds and ETFs. The value of the Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.


The markets for credit instruments, including municipal securities, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. Liquidity in the municipal bond market (the ability to buy and sell bonds readily) has been reduced. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities, including municipal securities. In addition, during 2008, several major dealers of municipal bonds exited the market via acquisition or bankruptcy. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Closed-End Funds or ETFs held by the Trust, or the underlying securities in which they invest, uncertain and/or result in sudden and significant valuation increases or declines. During times of reduced market liquidity, such as at the present, the Closed-End Funds or ETFs held by the Trust may not be able to sell the underlying securities readily at prices reflecting the values at which the underlying securities are carried on a fund's books. Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market.

In response to the current national economic downturn, governmental cost burdens may be reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws.

Alternative Minimum Tax. While distributions of interest from the Trust are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Distributions. As stated under "Summary of Essential Information," the Trust will generally make monthly distributions of income. The Securities make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Closed-End Funds and ETFs, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Common Stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Closed-End Funds. Closed-end funds are actively-managed investment companies which invest in various types of securities. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.


Certain of the Closed-End Funds included in the Trust may employ the use of leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks, including the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.


Exchange-Traded Funds. The Trust invests in shares of ETFs. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trust and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, a Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.


High-Yield Securities. Certain of the Closed-End Funds and ETFs held by the Trust, representing approximately 8.76% of the Trust's portfolio on the Initial Date of Deposit, invest a majority of their assets in securities rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). Certain of the other ETFs or Closed-End Funds held by the Trust may also invest a portion of their assets in high-yield securities. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.



Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some index-based ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Municipal Bonds. Certain of the Closed-End Funds and ETFs held by the Trust invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed-rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Closed-End Fund or ETF may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Closed-End Fund or ETF and would therefore impact the price of both the Securities and the Units. The current economic downturn is negatively affecting towns, counties and school districts across the nation. In recognition of this fact, Moody's recently assigned a negative outlook to the creditworthiness of all local governments in the United States. Ratings on municipal bonds, especially those that are backed by the U.S. government, may be downgraded by rating agencies as a result of the current economic downturn and actions by Standard & Poor's with respect to their downgrade of the credit rating on U.S. long-term sovereign debt. A rating downgrade could impact the market prices and yields of affected securities as well as the value of your Units to the extent the securities are held in Closed-End Funds or ETFs included in the Trust.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Closed-End Funds and ETFs in the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a bond's issuer is unable to meet its obligation to pay principal or interest on the bonds held by the Closed-End Funds and ETFs in the Trust.


Foreign Securities. Certain of the Common Stocks in the Trust are, and certain of the ETFs in the Trust invest in, securities of foreign entities, which makes the Trust subject to more risks than if it invested only in domestic securities and ETFs which invest solely in domestic securities. These Common Stocks are either directly listed on a U.S. securities exchange or are in the form of ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the United States and developed foreign markets.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Common Stocks, Closed-End Funds or ETFs represented in the Trust or certain of the securities held by the Closed-End Funds or ETFs. Any legislation that proposes to reduce or eliminate the exemption of interest on municipal bonds from federal income taxation would negatively impact the value of the municipal bonds held by the Closed-End Funds or ETFs in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as Lorillard, Inc. or Microsoft Corporation, or certain of the securities held by the Closed-End Funds or ETFs, or any of the industries represented by these issuers, or litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Common Stocks, Closed-End Funds or the ETFs, or on the issuers of the underlying securities in which they invest.

                           Common Stocks Descriptions


Consumer Discretionary
______________________

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The company provides services in the United States, Canada and Mexico.

Mattel, Inc., headquartered in El Segundo, California, designs and manufactures a variety of children's toy products. The company sells its products worldwide through retailers and directly to consumers.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants offer a limited menu of moderately-priced foods, including hamburgers, chicken, salads, breakfast foods and beverages.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Consumer Staples
________________

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacturing and marketing of cigarettes for both the premium and discount segments of the market. The company sells to distributors and retailers in the United States.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Energy
______

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemical operations and coal mining, through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products, and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are: oil and gas exploration and production; chemical and vinyl manufacturing and marketing; and the gathering, processing and transportation of natural gas liquids, natural gas, carbon dioxide and power.

Financials
__________

ACE Limited, headquartered in Zurich, Switzerland, is the holding company for the ACE Group of Companies, a property and casualty insurance business. The company provides a range of insurance and reinsurance products worldwide through subsidiary operations in the United States and around the world, including excess liability, professional lines, financial solutions, satellite, excess property and political risk.

Health Care
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Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, technologies and services used in the health care field. The company's products are used in the treatment of immune disorders, hemophilia, kidney disease and other chronic or acute conditions.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Industrials
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3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office, and safety products for distribution worldwide. The company's products include adhesives, abrasives, and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Emerson Electric Co., headquartered in St. Louis, Missouri, designs, makes and sells electrical, electromechanical and electronic products and systems, including process control, industrial automation, electronics, appliance components and electric motors. The company sells its products worldwide.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cyber security and information technology.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Information Technology
______________________

CA, Inc., headquartered in Islandia, New York, designs, develops, markets, licenses and supports a wide range of integrated computer software products used with mainframe computers and in client/server operations. The company offers business application solutions, information management and enterprise system management in a variety of industries.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

KLA-Tencor Corporation, headquartered in Milpitas, California, designs and manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems analyze process and product quality in the manufacture of circuits to identify fabrication problems. The company markets its systems globally.

Maxim Integrated Products, Inc., headquartered in San Jose, California, designs and manufactures linear and mixed-signal integrated circuits. The company has global operations and offers high-frequency process technologies that can be used in custom designs.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services, video game consoles and digital music devices.

Materials
_________

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

Utilities
_________

Alliant Energy Corporation, headquartered in Madison, Wisconsin, is the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 3.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.295 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0817 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from July 18, 2014 through September 19, 2014. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price (equivalent to 3.573% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 2015, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 3.95% per Unit and the maximum dealer concession is 3.15% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                               Your maximum   Dealer
If you invest                  sales charge   concession
(in thousands):*               will be:       will be:
________________________________________________________
$50 but less than $100        3.70%            2.90%
$100 but less than $250       3.45%            2.65%
$250 but less than $500       3.10%            2.35%
$500 but less than $1,000     2.95%            2.25%
$1,000 or more                2.45%            1.80%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 2.45% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales char/ge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt ("ADR"), Global Depositary Receipt ("GDR") or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.15% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                              Additional
(in millions)                            Concession
___________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to
Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Closed-End Funds and ETFs.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends, returns of capital and exempt-interest dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Income reported is generally net of expenses (but see "Deductibility of Trust Expenses," below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends, is generally not included in your net investment income for purposes of this tax.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units. Further, if you hold your Units for six months or less, any loss incurred by you related to the disposition of such a Unit will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the next section.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of the Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. Also, if you hold a Unit for six months or less, any loss incurred by you related to the disposition of such Unit will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the Trust if the Trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long term capital loss to the extent of any capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Exempt-Interest Dividends.

A RIC may report any portion of a dividend (other than a capital gain dividend) as an "exempt-interest dividend," if at least half of the RIC's assets consist of tax-exempt state and local bonds. In the case of a qualified fund of funds, the RIC may pay exempt-interest dividends without regard to the requirement that at least 50% of the value of its total assets consist of tax-exempt state and local bonds. For this purpose, a qualified fund of funds means a RIC at least 50% of the value of the total assets of which (at the close of each quarter of the taxable year) is represented by interests in other RICs. Unit holders treat an exempt-interest dividend as an item of tax-exempt interest.

The Trust intends to qualify as a qualified fund of funds, as described above. If the Trust is a qualified fund of funds, some or all of a dividend paid by the Trust may be treated as an exempt interest dividend.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you
will receive Trust assets plus, possibly, cash.   THIS DISTRIBUTION IS
SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income. Further, because the Trust pays exempt-interest dividends, which are treated as exempt-interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) other than exempt interest dividends and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.

Distributions after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016.

Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital and capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

 - The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $235 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2013, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $56,474,953 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trust; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS

Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     This page is intentionally left blank.

Page 31

                                 First Trust(R)

             Municipal Income and Dividend Growers Portfolio Series
                                    FT 4741

                                    Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon
     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132
                            Please refer to the "Summary of Essential
                               Information" for the Product Code.

                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.

                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


             - Securities Act of 1933 (file no. 333-194400) and


             - Investment Company Act of 1940 (file no. 811-05903)

       Information about the Trust, including its Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                                 April 8, 2014


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28

                                 First Trust(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 4741 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 8, 2014. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Risk Factors
   Dividends                                                    1
   Common Stocks                                                2
   Closed-End Funds                                             2
   ETFs                                                         2
   High-Yield Securities                                        3
   Foreign Issuers                                              4
Municipal Securities
   Education Revenue Securities                                 5
   Health Care Revenue Securities                               5
   Industrial Revenue Securities                                6
   Lease Obligation Revenue Securities                          6
   Multi-Family Mortgage Revenue Securities                     6
   Resource Recovery Facility Revenue Securities                7
   Single Family Mortgage Revenue Securities                    7
   Special Tax Revenue Securities                               7
   Tax Allocation Revenue Securities                            7
   Transportation Facility Revenue Securities                   8
   Utility Revenue Securities                                   8
   Water and Sewerage Revenue Securities                        8
   Discount Securities                                          8
   Original Issue Discount Securities                           8
   Premium Securities                                           9
   When Issued Securities                                       9
   Zero Coupon Securities                                       9
Litigation
   Microsoft Corporation                                        9
   Tobacco Industry                                            10

Risk Factors
Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Common Stocks. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Closed-End Funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

ETFs. An investment in Units of the Trust should be made with an understanding of the risks of investing in exchange-traded funds. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.


High-Yield Securities. An investment in Units of the Trust should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. Securities such as those included in the ETFs and/or Closed-End Funds in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the ETFs and/or Closed-End Funds in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the ETFs and/or Closed-End Funds in the Trust which in turn reflect the value of their portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the ETFs and/or Closed-End Funds in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the ETFs and/or Closed-End Funds in the Trust in payment under the defaulted security may not be reflected in the value of the ETFs and/or Closed-End Fund shares until actually received by the ETFs and/or Closed-End Funds, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.


Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities in the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Municipal Securities

Bonds held directly by the Trust, or bonds held by Closed-End Funds or ETFs in which the Trust invests, may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Education Revenue Securities. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the funds. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college age" individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Health Care Revenue Securities. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Industrial Revenue Securities. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Lease Obligation Revenue Securities. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Multi-Family Mortgage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Resource Recovery Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated maturity of the Bonds.

Single Family Mortgage Revenue Securities. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Special Tax Revenue Securities. Certain of the bonds may be special tax bonds payable from and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the purchase of fuel, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Revenue Securities. Certain of the bonds may be tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transportation Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Utility Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Water and Sewerage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Discount Securities. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Securities. Certain of the bonds may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for

Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Premium Securities. Certain of the bonds may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.


When Issued Securities. "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the bonds can only be delivered when the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing until the bonds are delivered to an investor. An investor may have to adjust their tax basis if the bonds are delivered after their expected delivery date. Any adjustment would reflect interest that accrued between the time of purchase and the time of delivery of the bonds. In addition, an investor may experience gains or losses on these bonds from the time of purchase even though the investor has not received them.


Zero Coupon Securities. Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.


Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the

Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits

                                      S-1


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 4741, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 8, 2014.

                                    FT 4741

                                         By       FIRST TRUST PORTFOLIOS L.P.
                                                  Depositor



                                         By       Elizabeth H. Bull
                                                  Senior Vice President




                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


       Name                  Title*                              Date
       ----                  -----                               ----

  James A. Bowen    Director of The Charger Corporation, ) April 8, 2014
                    the General Partner of First Trust   )
                    Portfolios L.P.                      )
                                                         )
                                                         )
                                                         ) Elizabeth H. Bull
                                                         ) Attorney-in-Fact**




    * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

    ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3


              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


      We consent to the use in this Amendment No. 1 to Registration Statement No. 333-194400 on Form S-6 of our report dated April 8, 2014, relating to the financial statement of FT 4741, comprising Municipal Income and Dividend Growers Portfolio Series, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 8, 2014

                                      S-4


                              CONSENTS OF COUNSEL

      The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FYP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 4741 and certain subsequent Series, effective April 8, 2014 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4        Copy  of  Articles  of  Incorporation of The Charger Corporation, the
           general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

                                      S-6


2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                      S-7